UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Novelion Therapeutics Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

67001K202
(CUSIP Number)

Joseph P. Riccardo c/o Healthcare Value Capital, LLC 50 Tice Blvd, Suite 140 Woodcliff Lake, New Jersey 07677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[__]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Capital General Partner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[__]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[__]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph P. Riccardo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[__]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	67001K202

Item 1.	Security and Issuer.

The name of the issuer is Novelion Therapeutics Inc. (the "Issuer"). The address of the Issuer's principal executive offices is c/o Norton Rose Fulbright, 1800 - 510 West Georgia Street, Vancouver, BC V6B 0M3 Canada. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D/A is being filed jointly by Healthcare Value Capital, LLC, a Delaware limited liability company, Healthcare Value Capital General Partner, LLC, a Delaware limited liability company, Healthcare Value Partners, L.P., a Delaware limited partnership, and Joseph P. Riccardo, a United States citizen (the “Reporting Persons”). Mr. Riccardo is the managing member of each of Healthcare Value Capital, LLC and Healthcare Value Capital General Partner, LLC. The principal business address of the Reporting Persons is 50 Tice Blvd, Suite 140, Woodcliff Lake, New Jersey 07677.

(d) There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Persons or their executive officers were convicted (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on December 3, 2018.

Item 5.	Interest in Securities of the Issuer.

(a-e) As of the date hereof, Healthcare Value Capital, LLC may be deemed to be the beneficial owner of 1,400,000 Shares (7.4%) of the Issuer, based upon the 19,043,618 Shares outstanding as of May 2, 2019, according to the Issuer. Healthcare Value Capital, LLC has the sole power to vote or direct the vote of 0 Shares, Healthcare Value Capital, LLC has the shared power to vote or direct the vote of 1,400,000 Shares, Healthcare Value Capital, LLC has the sole power to dispose or direct the disposition of 0 Shares and Healthcare Value Capital, LLC has the shared power to dispose or direct the disposition of 1,400,000 Shares to which this filing relates.

The Healthcare Value Capital General Partner, LLC may be deemed to be the beneficial owner of 1,400,000 Shares (7.4%) of the Issuer, based upon the 19,043,618 Shares outstanding as of May 2, 2019, according to the Issuer. The Healthcare Value Capital General Partner, LLC has the sole power to vote or direct the vote of 0 Shares, the Healthcare Value Capital General Partner, LLC has the shared power to vote or direct the vote of 1,400,000 Shares, the Healthcare Value Capital General Partner, LLC has the sole power to dispose or direct the disposition of 0 Shares and the Healthcare Value Capital General Partner, LLC has the shared power to dispose or direct the disposition of 1,400,000 Shares to which this filing relates.

Healthcare Value Partners, L.P. may be deemed to be the beneficial owner of 1,400,000 Shares (7.4%) of the Issuer, based upon the 19,043,618 Shares outstanding as of May 2, 2019, according to the Issuer. Healthcare Value Partners, L.P. has the sole power to vote or direct the vote of 0 Shares, Healthcare Value Partners, L.P. has the shared power to vote or direct the vote of 1,400,000 Shares, Healthcare Value Partners, L.P. has the sole power to dispose or direct the disposition of 0 Shares and Healthcare Value Partners, L.P. has the shared power to dispose or direct the disposition of 1,400,000 Shares to which this filing relates.

Mr. Riccardo may be deemed to be the beneficial owner of 1,400,000 Shares (7.4%) of the Issuer, based upon the 19,043,618 Shares outstanding as of May 2, 2019, according to the Issuer. Mr. Riccardo has the sole power to vote or direct the vote of 0 Shares, Mr. Riccardo has the shared power to vote or direct the vote of 1,400,000 Shares, Mr. Riccardo has the sole power to dispose or direct the disposition of 0 Shares and Mr. Riccardo has the shared power to dispose or direct the disposition of 1,400,000 Shares to which this filing relates.

The transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit 99.2. All transactions were conducted in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit

	99.1	Joint Filing Statement
	99.2	Schedule of Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2019
(Date)

Healthcare Value Capital, LLC*

By: /s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Capital General Partner, LLC*

By: /s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Partners, L.P.*
By Healthcare Value Capital General Partner, LLC, its general partner
By: /s/ Joseph P. Riccardo
Joseph P. Riccardo
/s/ Joseph P. Riccardo*
Joseph P. Riccardo

* This Reporting Person disclaims beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1 dated September 20, 2019 relating to the Common Stock of Novelion Therapeutics Inc. shall be filed on behalf of the undersigned.

Healthcare Value Capital, LLC

By: /s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Capital General Partner, LLC

By: /s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Partners, L.P.
By Healthcare Value Capital General Partner, LLC, its general partner
By: /s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
/s/ Joseph P. Riccardo
Joseph P. Riccardo

Exhibit 99.2

SCHEDULE OF TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Healthcare Value Capital, LLC and Healthcare Value Capital General Partner, LLC (on behalf of Healthcare Value Partners, L.P. for which they act as investment manager and general partner, respectively)

Date	Purchase/Sale	Price	Number of Shares Acquired (Disposed)
09/04/2019	Sale	$0.61	(100,000.00)
09/12/2019	Sale	$0.64	(200,000.00)
09/13/2019	Sale	$0.80	(100,000.00)